Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

Pricing Supplement Dated September 7, 2021 to the Product Prospectus Supplement FIN-1 Dated September 20, 2018, and the Prospectus and Prospectus Supplement, each dated September 7, 2018	$100,000,000 Capped CMS2 Floating Rate Notes, Due September 9, 2024 Royal Bank of Canada

Royal Bank of Canada is offering the Capped CMS2 Floating Rate Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RDR8.
The Notes will pay interest quarterly on the 9th day of each March, June, September and December, commencing on December 9, 2021, and ending on the Maturity Date.
The “Reference Rate” is the 2 Year CMS rate. The Notes will accrue interest at a per annum rate equal to the Reference Rate during the term of the Notes, subject to a Coupon Floor of 0%, and a Coupon Cap of:
•	from and including September 9, 2021 to, but excluding September 9, 2022: 0.50% per annum
•	from and including September 9, 2022 to, but excluding September 9, 2023: 0.75% per annum
•	from and including September 9, 2023 to, but excluding September 9, 2024: 1.10% per annum
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018, and “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the Pricing Date was $996.50 per $1,000 in principal amount, which is less than the price to the public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
The Notes will initially be offered to investors at a price equal to 100% of their principal amount. RBC Capital Markets, LLC will purchase the Notes from us on the issue date at a purchase price equal to 99.90% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on September 9, 2021, against payment in immediately available funds.

RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	September 7, 2021
Issue Date:	September 9, 2021
Maturity Date:	September 9, 2024
Interest Rate:	The Notes will bear interest at a per annum rate equal to the Reference Rate, subject to the Coupon Floor and the applicable Coupon Cap.
Reference Rate:	The 2 Year CMS Rate, as reported on Reuters Page ICESWAP1 or any successor page thereto at 11:00 am New York time
Coupon Floor:	0.00%
Coupon Cap:	0.50% for the first year of the term of the Notes, 0.75% for the second year of the term of the Notes, and 1.10% for the third year of the term of the Notes.
Day Count Fraction:	30/360
Type of Note:	Capped CMS2 Floating Rate Notes
Interest Payment Dates:
Quarterly, on the 9th day of each March, June, September and December, commencing on December 9, 2021 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-20 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.
Interest Determination Dates:
Five U.S. government securities settlement days prior to the beginning of the applicable interest period. A “U.S. government securities settlement day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Redemption:	Not Applicable.
Survivor’s Option:	Not Applicable.

P-2	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
U.S. Tax Treatment:
It would generally be reasonable to treat a Note with terms described herein, and we intend to take the position that a Note will be treated, as a variable rate debt instrument providing for a qualified floating rate for U.S. federal income tax purposes.  The terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the IRS could assert that a Note with terms described herein should be taxed in a manner that is different from that described in the preceding sentence, for example as a contingent payment debt instrument for U.S. federal income tax purposes.
Please see the discussion in the accompanying prospectus dated September 7, 2018 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion under “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities,” and in the product prospectus supplement FIN-1 dated September 20, 2018 (including the opinion of our special U.S. tax counsel) under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes. References in that section of the product prospectus supplement to Morrison & Foerster LLP shall be deemed to refer to Ashurst LLP.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-3	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
Determination of the Reference Rate:
The 2 Year CMS Rate will be the rate for U.S. dollar swaps with a maturity for the specified number of years, expressed as a percentage, on the applicable Interest Determination Date.
If the Reference Rate is not reported on any Interest Determination Date for reasons other than that rate being discontinued or ceasing to be published permanently or indefinitely (as determined by the Calculation Agent), then the Reference Rate will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that Interest Determination Date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable number of years commencing on the first date of the applicable interest period and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is based on a 3-month LIBOR rate (or any rate that the Calculation Agent determines to be a successor or an alternative rate to 3-month LIBOR). The Calculation Agent will select the five swap dealers after consultation with us and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the Reference Rate for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations. If fewer than three leading swap dealers selected by the Calculation Agent are so quoting, the Calculation Agent may determine the Reference Rate in a manner that it deems to be fair and reasonable under the circumstances.
If the Calculation Agent determines that the Reference Rate has been discontinued or that the rate has ceased to be published permanently or indefinitely, the Calculation Agent may, in its sole discretion, identify an alternative rate that it determines to represent the same or a substantially similar measure or benchmark as the Reference Rate and that is fair and reasonable under the circumstances (any such alternative rate, an “Alternate Rate”), and the Calculation Agent may determine the Reference Rate for the current (and any subsequent) Interest Determination Date by reference to such Alternate Rate. Upon the selection of an Alternate Rate, all references in this pricing supplement to the Reference Rate will instead be deemed to refer to the Alternate Rate.
If the Calculation Agent has selected an Alternate Rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, any changes needed to the terms of the Notes to account for any technical, administrative or operational changes resulting from the calculation of or payment of interest on the Notes based on the Alternate Rate (including but not limited to the timing and frequency of Interest Determination Dates in a manner that it determines to be consistent with industry-accepted practices for that successor or alternative rate.

Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

P-4	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-5	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” the “Bank,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P-6	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement and prospectus, each dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
The Interest Payments on the Notes Are Subject to a Cap. The interest payable on the Notes for each interest period is subject to the applicable Coupon Cap.  Accordingly, you will not benefit from any increase in the Reference Rate that exceeds that Coupon Cap. The maximum amount of interest that will be payable in any quarterly period will be $1.25 per $1,000 in principal amount (0.50% per annum) of the Notes during the first year of their term, $1.875 per $1,000 in principal amount (0.75% per annum) during the second year of their term and $2.75 per $1,000 in principal amount (1.10% per annum) during the third year of their term.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
Risks Relating to the Initial Estimated Value of the Notes
The Initial Estimated Value of the Notes Is Less than the Price to the Public.   The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the Reference Rate, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the Notes to maturity.
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set. The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See "Structuring the Notes" below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the

P-7	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada

Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Risks Relating to the Reference Rate
Recent Regulatory Investigations Regarding Potential Manipulation of CMS Rates May Adversely Affect the Notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS rates and other swap rates. If such manipulation occurred, it may have resulted in these rates, including the Reference Rate, being artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of these rates in light of these investigations may result in a sudden or prolonged increase or decrease in these reported rates, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the Notes, the market value of the Notes and the payments on the Notes.
Uncertainty About the Future of LIBOR and the Potential Discontinuance of LIBOR May Adversely Affect the Value of the Notes. The Reference Rate is based on hypothetical interest rate swaps referencing 3-month U.S. Dollar LIBOR; accordingly, the determination of this rate relies on the calculation of LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. ICE Benchmark Administration, the administrator of LIBOR, has indicated that it intends to cease publishing 3-month LIBOR after June 2023.  In addition, in November 2020, U.S. banking regulators issued a statement encouraging banks to cease entering into new contracts that use U.S. Dollar LIBOR as a reference rate as soon as practicable, and in any event by December 31, 2021, subject to limited exceptions. A decline in transactions in U.S. Dollar LIBOR contracts by banks could negatively affect the availability or reliability of data required to calculate the Reference Rate; this could result in the Reference Rate not being published frequently, occasionally or for an indefinite period, or may result in the Reference Rate not being representative of its intended market measure.  At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, the Reference Rate. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the Notes, and accordingly, the value of and the trading market for the Notes. If the Reference Rate is discontinued, the Calculation Agent will have significant discretion in determining the interest payable on the Notes.
Under Certain Circumstances, the Reference Rate May Be Replaced by a Different Rate.  As discussed in the “Summary” section above, if on any Interest Determination Date the Reference Rate has been discontinued or has ceased to be published, we may replace that rate with a different rate.  There can be no assurance that ICE Benchmark Administration Limited will continue to publish the Reference Rate after December 31, 2021, or at any time thereafter during the term of the Notes.  As of the date of this document, there is no single market consensus regarding the alternate rate or rates that may become industry-accepted replacements for the Reference Rate; in addition, any such alternate rate or rates may not be a comparable substitute for, or perform in the same manner as, the Reference Rate. The successor rate that may be used for the Notes may have different levels on or more Interest Determination Dates than the Reference Rate may have had, which may have a material adverse effect on the market value of, and the payments on, the Notes.
In the Past, the Reference Rate Was Not Published on a Significant Number of Business Days.  If the Reference Rate Is Not Published and Reference Bank Quotations Are Not Provided as Described Above, the Reference Rate May Be Determined by the Calculation Agent.  During the period from August 2019 through May 2020, ICE Benchmark Administration Limited did not publish the Reference Rate on a significant number of days on which the Reference Rate was scheduled to be so published.  It is possible that events of this kind may occur in the future, including on one or more of the Interest Determination Dates.  If the level of the Reference Rate is not published on one or more of the Interest

P-8	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
Determination Dates and reference bank quotations are not provided as set forth in the "Summary" section above, the Reference Rate may be determined in the discretion of the Calculation Agent.

P-9	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.
The graph below sets forth the historical performance of the Reference Rate from January 1, 2016 through September 7, 2021.

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Date

Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-10	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on September 9, 2021, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement dated September 7, 2018. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.  Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

P-11	RBC Capital Markets, LLC

Capped CMS2 Floating Rate Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Additional Risk Factors—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 25, 2021, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K dated June 25, 2021.

P-12	RBC Capital Markets, LLC